Berliner McDonald
                                        o
                           A Professional Corporation
                                Attorneys at Law

                           5670 Greenwood Plaza Blvd.
                                    Suite 418
                     Greenwood Village, Colorado 80111-2408
                                 (303) 830-1700
                               (303) 830-1705 Fax


       Steven W. McDonald
 smcdonald@berlinermcdonald.com
                                  May 24, 2005

By Facsimile and U.S. Mail

Jim B. Rosenberg
Frank Wyman
Lisa Vanjoske
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 03-09
Washington, DC  20549

         Re: Procyon Corporation - SEC Comment Letter dated May 4, 2005 SEC File No. 0-17449

Lady and Gentlemen:

     This firm represents Procyon Corporation (the "Company"). We have reviewed the Staff's comments to the annual report on Form 10-KSB for the fiscal year ended June 30, 2004, filed September 28, 2004, as set forth in the Staff's letter to John C. Anderson dated May 4, 2005. This letter is also being filed electronically on EDGAR as correspondence.

Responses to Staff Comment

         The Company makes the following responses to the Staff's comments.

Financial Statements

Note E - Commitments and Contingencies - page F-10
--------------------------------------

     1. Accounting for purchases under the contract between Sirius Medical and its supplier are recorded at the contracted price at the time of sale for the year. The contract provides for a purchase of a certain amount of units per year at a specified price. If for some unforseen event Sirius were to fall short on the purchase agreement, the vendor would charge back the amount of shortfall. Based upon the terms of the contract, if Sirius failed to meet the overall

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Berliner McDonald P.C.

Securities and Exchange Commission
May 24, 2005
Page 2


annual unit purchase requirement, but met the next lower level of purchases, it would be required to pay a charge back to the supplier in the amount of $3.00 per unit. Sirius bases its forecast of purchases from this supplier on a conservative basis. The contract may also be adjusted on a quarterly basis if the Company is not forecasted to meet the annual requirements. The vendor sales representative responsible for Sirius' account has the discretion to not charge a charge back if Sirius falls short. In addition, the Company evaluates the quantity purchased each quarter and makes additional purchases, if necessary and financially sound, to meet the minimum required quantity. This charge back is evaluated by the vendor each quarter and the Company accrues an appropriate amount if a charge back is anticipated. Over time, Sirius has been able to more accurately forecast its needs, and consequently has not been charged back for failure to meet requirements. Thus, no charge back occurred in the fiscal year ended June 30, 2004 and none is anticipated in the current fiscal year. On a worst case scenario, if Sirius substantially failed to purchase any units from this supplier, the total charge back to Sirius would be less than $15,000. Management feels this amount is not material to the accuracy of the Procyon financial statements.

     Procyon has not quantified the annual volume of supplies purchased from this vendor, has not disclosed the amount of the current discount, the minimum purchase levels required by the contract nor the potential future impact from a charge back, if one were required. Procyon has not disclosed these items, as management believed that these matters were not required to be disclosed, based on the Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties ("SOP 94-6"). Procyon believed that while there is concentration of products purchased from this vendor, the concentration did not make the Company vulnerable to the risk of a near-term severe impact, as defined in SOP 94-6. Sirius also has the ability to purchase the same product from third party vendors at a slightly higher price. Further, management believed that it was not reasonably possible that this event could cause severe near-term impact to the Company.

Company Acknowledgments
-----------------------

     Pursuant to your request, the Company has authorized me to state on its behalf its acknowledgment that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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Berliner McDonald P.C.

Securities and Exchange Commission
May 24, 2005
Page 3


     Please let me know if you have any further questions or comments. We hope to hear from you soon.

                                                 Very truly yours,

                                                 BERLINER MCDONALD P.C.



                                                 Steven W. McDonald
                                                 Counsel for Procyon Corporation


SWM:tdt
Enclosures

cc:      John C. Anderson
         James B. Anderson